SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 30)1

RAVE RESTAURANT GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of class of securities)

725848 10 5

(CUSIP number)

Mark E. Schwarz

NCM Services, Inc.

200 Crescent Court, Suite 1400

Dallas, Texas 75201

(214) 661-7474

(Name, address and telephone number of person

authorized to receive notices and communications)

September 14, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 Pages)

____________________________

1       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 725848 10 5	13D	Page 2 of 17 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark E. Schwarz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,631,544
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,631,544
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,631,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 725848 10 5	13D	Page 3 of 17 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Newcastle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,381,953
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,381,953
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,381,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 725848 10 5	13D	Page 4 of 17 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Newcastle Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,381,953
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,381,953
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,381,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 725848 10 5	13D	Page 5 of 17 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Newcastle Capital Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,381,953
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,381,953
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,381,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 725848 10 5	13D	Page 6 of 17 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NCM Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,381,953
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,381,953
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,381,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 725848 10 5	13D	Page 7 of 17 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Schwarz 2012 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,381,953
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,381,953
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,381,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 725848 10 5	13D	Page 8 of 17 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hallmark Financial Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,419,186
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,419,186
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,186
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP No. 725848 10 5	13D	Page 9 of 17 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) American Hallmark Insurance Company of Texas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,120,058
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,120,058
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,120,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP No. 725848 10 5	13D	Page 10 of 17 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hallmark Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 299,128
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 299,128
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP No. 725848 10 5	13D	Page 11 of 17 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hallmark Specialty Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 299,128
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 299,128
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP No. 725848 10 5	13D	Page 12 of 17 pages

The following statement constitutes Amendment No.30 to the Schedule 13D filed by the undersigned (the “Statement”). Except as specifically amended by this Amendment No. 30, the Statement remains in full force and effect.

Item 1.	Security and Issuer.

This Statement relates to the common stock, par value $.01 per share (“Common Stock”), of Rave Restaurant Group, Inc. (the “Company”), whose principal executive offices are located at 3551 Plano Parkway, The Colony, Texas 75056. This Statement includes shares of the Common Stock of the Company issuable upon (a) exercise of director stock options which are exercisable within sixty days of the date hereof, and (b) conversion of the Company’s 4% Senior Convertible Notes due 2022, Par $100 (the “Convertible Notes”) which are convertible on February 15, May 15, August 15 and November 15 of each year.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

Items 2(a), 2(b) and 2(c). This Statement is jointly filed by Newcastle Partners, L.P., a Texas limited partnership (“NP”), Newcastle Capital Management, L.P., a Texas limited partnership (“NCM”), Newcastle Capital Group, L.L.C., a Texas limited liability company (“NCG”), NCM Services Inc., a Delaware corporation (“NCMS”), the Schwarz 2012 Family Trust, a trust organized under the laws of the State of Texas (the “Schwarz Trust”), Mark E. Schwarz, Hallmark Financial Services, Inc., a Nevada corporation (“Hallmark”), American Hallmark Insurance Company of Texas, a Texas corporation (“AHIC”), Hallmark Insurance Company, an Arizona corporation (“HIC”) and Hallmark Specialty Insurance Company, an Oklahoma corporation (“HSIC”) NP, NCM, NCG, NCMS, the Schwarz Trust, Schwarz, Hallmark, AHIC, HIC and HSIC are collectively referred to herein as the “Reporting Persons.” Each of NCM, as the general partner of NP, NCG, as the general partner of NCM, NCMS, as the sole member of NCG, the Schwarz Trust, as the sole stockholder of NCMS, and Mark E. Schwarz, as the sole trustee of the Schwarz Trust, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by NP. In addition, because AHIC, HIC and HSIC are wholly-owned direct or indirect subsidiaries of Hallmark, Hallmark may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of all shares of Common Stock of the Company held by AHIC, HIC and HSIC.  In addition, AHIC may be deemed to be the beneficial owner of all the shares of Common Stock of the Company held by HSIC, AHIC’s direct subsidiary. The Reporting Persons are filing this joint Statement because they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Mark E. Schwarz is the sole director and executive officer of NCMS. Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted of the directors and executive officers of each of Hallmark, HSIC, HIC and AHIC, as of the date hereof.

CUSIP No. 725848 10 5	13D	Page 13 of 17 pages

Mark E. Schwarz is the Chief Executive Officer of NCMS and the sole trustee of the Schwarz Trust. The principal business of NP is investing in securities. The principal business of NCM is investment management. The principal business of NCG is acting as general partner of NCM.  The principal business of NCMS is providing management and advisory services and investing in securities. The principal business address for each of Schwarz, the Schwarz Trust, NCMS, NCG, NCM and NP is 200 Crescent Court, Suite 1400, Dallas, Texas 75201. The principal business of Hallmark, HSIC, HIC and AHIC is marketing, distributing, underwriting, and servicing of property and casualty insurance products for businesses and individuals in the United States. The principal business address of Hallmark, HSIC, HIC and AHIC is 777 Main Street, Suite 1000, Fort Worth, TX 76102.

Item 2(d). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f). Schwarz is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

As of the date of this Amendment No. 30, NP had directly invested an aggregate $6,256,986 with respect to its beneficial ownership of the Common Stock, consisting of $5,171,839 (inclusive of brokerage commissions) for the purchase of outstanding shares and $1,085,000 for the purchase of Convertible Notes.  The source of the foregoing funds was the working capital of NP.  None of NCM, NCG, NCMS or the Schwarz Trust directly owns any shares of Common Stock.

As of the date of this Amendment No. 30, Mark E. Schwarz had directly invested an aggregate of $335,145 with respect to his beneficial ownership of the Common Stock, consisting of $307,345 (inclusive of brokerage commissions) for the purchase of outstanding shares and $27,800 for the purchase of Convertible Notes.  The source of the foregoing funds was the personal funds of Mr. Schwarz.  Mr. Schwarz also directly owns options exercisable within sixty days from the date hereof for 95,000 shares of Common Stock, which options were granted to him as consideration for his service as a director of the Company.

CUSIP No. 725848 10 5	13D	Page 14 of 17 pages

As of the date of this Amendment No. 30, (a) AHIC had directly invested an aggregate $2,709,091 with respect to its beneficial ownership of the Common Stock, consisting of $2,249,691 (inclusive of brokerage commissions) for the purchase of outstanding shares and $459,400 for the purchase of Convertible Notes, (b) HIC had directly invested an aggregate $523,751 with respect to its beneficial ownership of the Common Stock, consisting of $430,251 (inclusive of brokerage commissions) for the purchase of outstanding shares and $93,400 for the purchase of Convertible Notes, and (c) HSIC had directly invested an aggregate $523,751 with respect to its beneficial ownership of the Common Stock, consisting of $430,251 (inclusive of brokerage commissions) for the purchase of outstanding shares and $93,400 for the purchase of Convertible Notes.  The source of the foregoing funds was the working capital of AHIC, HIC and HSIC, respectively. Hallmark does not directly own any shares of the Common Stock.

Item 5.	Interest in Securities of the Company.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a)       The percentages of shares of the Common Stock reported to be owned by the Reporting Persons is based upon 14,282,558 shares outstanding, which is the total number of outstanding shares of Common Stock reported in the Company’s Form 10-K for the year ended June 25, 2017, as filed with the Securities and Exchange Commission on September 25, 2017.

As of the date of this Amendment No. 30, NP directly beneficially owned 3,381,953 shares of the Common Stock representing approximately 22.8% of the issued and outstanding Common Stock and consisting of 2,839,453 outstanding shares and Convertible Notes convertible into 542,500 shares. NCM (as the general partner of NP), NCG (as the general partner of NCM), NCMS (as the sole member of NCG) and the Schwarz Trust (as the sole stockholder of NCMS) may each be deemed to also beneficially own the 3,381,953 shares of Common Stock directly beneficially owned by NP, representing approximately 22.8% of the issued and outstanding Common Stock. NP, NCM, NCG, NCMS and the Schwarz Trust disclaim beneficial ownership of any shares of the Common Stock directly beneficially owned by any other Reporting Person.

Mark E. Schwarz, as the sole trustee of the Schwarz Trust, may also be deemed to beneficially own the 3,381,953 shares of Common Stock directly beneficially owned by NP.  In addition, as of the date of this Amendment No. 30, Mr. Schwarz directly beneficially owned 249,591 shares of the Common Stock consisting of 100,691 outstanding shares, Convertible Notes convertible into 13,900 shares and 135,000 shares underlying currently exercisable stock options. In total, Mr. Schwarz may be deemed to beneficially own 3,631,544 shares of the Common Stock representing 24.3% of the issued and outstanding Common Stock. Mr. Schwarz disclaims beneficial ownership of any shares of the Common Stock directly beneficially owned by any of Hallmark, AHIC, HIC or HSIC.

As of the date of this Amendment No. 30, (a) HSIC directly beneficially owned 299,128 shares of the Common Stock representing approximately 2.1% of the issued and outstanding Common Stock and consisting of 252,428 outstanding shares and Convertible Notes convertible into 46,700 shares, (b) HIC directly beneficially owned 299,128 shares of the Common Stock representing approximately 2.1% of the issued and outstanding Common Stock and consisting of 252,428 outstanding shares and Convertible Notes convertible into 46,700 shares, and (c) AHIC directly beneficially owned 1,820,930 shares of the Common Stock consisting of 1,591,230 outstanding shares and Convertible Notes convertible into 229,700 shares. AHIC may also be deemed to beneficially own the 299,128 shares of Common Stock directly beneficially owned by its subsidiary, HSIC. In total, AHIC may be deemed to beneficially own 2,120,058 shares of the Common Stock representing 14.6% of the issued and outstanding Common Stock. Hallmark, as the ultimate parent of AHIC, HIC and HSIC, may be deemed to beneficially own the 2,419,186 shares of Common Stock directly beneficially by AHIC, HIC and HSIC in the aggregate, representing approximately 16.6% of the issued and outstanding Common Stock. Hallmark, AHIC, HIC and HSIC disclaim beneficial ownership of any shares of the Common Stock beneficially owned by any other Reporting Person.

CUSIP No. 725848 10 5	13D	Page 15 of 17 pages

(b)       By virtue of his position with NP, NCM, NCG, NCMS and the Schwarz Trust, Mark E. Schwarz has the sole power to vote and dispose of all shares of Common Stock beneficially owned by NP.  Mr. Schwarz also has the sole power to vote and dispose of the shares of Common Stock he directly beneficially owns. Each of AHIC, HIC and HSIC has the sole power to vote and dispose of the shares of Common Stock that it directly beneficially owns.

(c)       On September 14, 2017, NP, AHIC, HIC and HSIC purchased 1,788,220 shares, 808,835 shares, 128,311 shares and 128,311 shares, respectively, of the Common Stock at $1.40 per share in connection with a shareholder rights offering by the Company. On September 25 and 27, 2017, NP sold 500,000 shares and 178,540 shares, respectively, of the Common Stock at $1.40 per share in private transactions.

CUSIP No. 725848 10 5	13D	Page 16 of 17 pages

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2017	NEWCASTLE PARTNERS, L.P.
	By:	Newcastle Capital Management, L.P.,
Its general partner
	By:	Newcastle Capital Group, L.L.C.,
Its general partner
	By:	NCM Services, Inc.
Its sole member

	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz, Chief Executive Officer

Dated: October 16, 2017	NEWCASTLE CAPITAL MANAGEMENT, L.P.
	By:	Newcastle Capital Group, L.L.C.,
Its general partner
	By:	NCM Services, Inc.
Its sole member

	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz, Chief Executive Officer

Dated: October 16, 2017	NEWCASTLE CAPITAL GROUP, L.L.C.
	By:	NCM Services, Inc.
Its sole member

	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz, Chief Executive Officer

Dated: October 16, 2017	NCM SERVICES, INC.

	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz, Chief Executive Officer

Dated: October 16, 2017	SCHWARZ 2012 FAMILY TRUST

	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz, Trustee

CUSIP No. 725848 10 5	13D	Page 17 of 17 pages

Dated: October 16, 2017	HALLMARK FINANCIAL SERVICES, INC.

	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz, Executive Chairman

Dated: October 16, 2017	AMERICAN HALLMARK INSURANCE COMPANY OF TEXAS

	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz, Executive Chairman

Dated: October 16, 2017	HALLMARK INSURANCE COMPANY

	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz, Executive Chairman

Dated: October 16, 2017	HALLMARK SPECIALTY INSURANCE COMPANY

	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz, Executive Chairman

Dated: October 16, 2017		/s/ MARK E. SCHWARZ
Mark E. Schwarz

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

HALLMARK FINANCIAL SERVICES, INC.

Name and Position	Present Principal Occupation	Business Address
Mark E. Schwarz Director & Executive Chairman	Chief Executive Officer of NCM Services, Inc., an investment management and advisory firm	℅ NCM Services, Inc. 200 Crescent Court, Ste. 1400 Dallas, TX 75201
Naveen Anand President & CEO	Insurance company executive (Hallmark & subsidiaries)	℅ Hallmark Financial Services, Inc. 777 Main Street, Ste. 1000 Fort Worth, TX 76102
Jeffrey R. Passmore Senior Vice President, Chief Accounting Officer & Secretary	Insurance company executive (Hallmark & subsidiaries)	℅ Hallmark Financial Services, Inc. 777 Main Street, Ste. 1000 Fort Worth, TX 76102
Scott T. Berlin Director	Director of Business Development of Ullman Oil Company, LLC	℅ Ullman Oil Company, LLC 9812 E. Washington St. Chagrin Falls, OH 44023
James H. Graves Director	Principal of Erwin, Graves & Jones, LP, an investment banking firm	℅ Erwin, Graves & Jones, LP 6125 Luther Lane Dallas, TX 75225
Mark E. Pape Director	Chairman of U.S. Rain Group, Inc., a private equity firm	12050 Meadow Lake Argyle, TX 76226

DIRECTORS AND EXECUTIVE OFFICERS OF

AMERICAN HALLMARK INSURANCE OF TEXAS

Name and Position	Present Principal Occupation	Business Address
Naveen Anand Director & President	Insurance company executive (Hallmark & subsidiaries)	℅ Hallmark Financial Services, Inc. 777 Main Street, Ste. 1000 Fort Worth, TX 76102
Jeffrey R. Passmore Director, CFO, Treasurer & Secretary	Insurance company executive (Hallmark & subsidiaries)	℅ Hallmark Financial Services, Inc. 777 Main Street, Ste. 1000 Fort Worth, TX 76102
Christopher J. Kenney Director & Vice President	Insurance company executive (Hallmark & subsidiaries)	℅ Hallmark Financial Services, Inc. 777 Main Street, Ste. 1000 Fort Worth, TX 76102
Richard N. Gibson Director	Insurance company executive (Hallmark & subsidiaries)	℅ Hallmark Financial Services, Inc. 777 Main Street, Ste. 1000 Fort Worth, TX 76102
Mark E. Schwarz Director	Chief Executive Officer of NCM Services, Inc., an investment management and advisory firm	℅ NCM Services, Inc. 200 Crescent Court, Ste. 1400 Dallas, TX 75201
Charles E. Stauber Director	Insurance company executive (Hallmark & subsidiaries)	℅ Hallmark Financial Services, Inc. 777 Main Street, Ste. 1000 Fort Worth, TX 76102
Tarek N. Timol Director	Insurance company executive (Hallmark & subsidiaries)	℅ Hallmark Financial Services, Inc. 777 Main Street, Ste. 1000 Fort Worth, TX 76102

DIRECTORS AND EXECUTIVE OFFICERS OF

HALLMARK INSURANCE COMPANY

Name and Position	Present Principal Occupation	Business Address
Naveen Anand Director & President	Insurance company executive (Hallmark & subsidiaries)	℅ Hallmark Financial Services, Inc. 777 Main Street, Ste. 1000 Fort Worth, TX 76102
Jeffrey R. Passmore Director, CFO, Treasurer & Secretary	Insurance company executive (Hallmark & subsidiaries)	℅ Hallmark Financial Services, Inc. 777 Main Street, Ste. 1000 Fort Worth, TX 76102
Christopher J. Kenney Director & Vice President	Insurance company executive (Hallmark & subsidiaries)	℅ Hallmark Financial Services, Inc. 777 Main Street, Ste. 1000 Fort Worth, TX 76102
Richard N. Gibson Director	Insurance company executive (Hallmark & subsidiaries)	℅ Hallmark Financial Services, Inc. 777 Main Street, Ste. 1000 Fort Worth, TX 76102
Mark E. Schwarz Director	Chief Executive Officer of NCM Services, Inc., an investment management and advisory firm	℅ NCM Services, Inc. 200 Crescent Court, Ste. 1400 Dallas, TX 75201
Charles E. Stauber Director	Insurance company executive (Hallmark & subsidiaries)	℅ Hallmark Financial Services, Inc. 777 Main Street, Ste. 1000 Fort Worth, TX 76102
Tarek N. Timol Director	Insurance company executive (Hallmark & subsidiaries)	℅ Hallmark Financial Services, Inc. 777 Main Street, Ste. 1000 Fort Worth, TX 76102

DIRECTORS AND EXECUTIVE OFFICERS OF

HALLMARK SPECIALTY INSURANCE COMPANY

Name and Position	Present Principal Occupation	Business Address
Donald E. Meyer Director & President	Insurance company executive (Hallmark & subsidiaries)	℅ Hallmark Financial Services, Inc. 777 Main Street, Ste. 1000 Fort Worth, TX 76102
Jeffrey R. Passmore Director, CFO & Secretary	Insurance company executive (Hallmark & subsidiaries)	℅ Hallmark Financial Services, Inc. 777 Main Street, Ste. 1000 Fort Worth, TX 76102
Naveen Anand Director & Vice President	Insurance company executive (Hallmark & subsidiaries)	℅ Hallmark Financial Services, Inc. 777 Main Street, Ste. 1000 Fort Worth, TX 76102
Christopher J. Kenney Director & Vice President	Insurance company executive (Hallmark & subsidiaries)	℅ Hallmark Financial Services, Inc. 777 Main Street, Ste. 1000 Fort Worth, TX 76102
Marcelo A. Borrego Treasurer	Insurance company executive (Hallmark & subsidiaries)	℅ Hallmark Financial Services, Inc. 777 Main Street, Ste. 1000 Fort Worth, TX 76102
Mark E. Schwarz Director	Chief Executive Officer of NCM Services, Inc., an investment management and advisory firm	℅ NCM Services, Inc. 200 Crescent Court, Ste. 1400 Dallas, TX 75201
Charles E. Stauber Director	Insurance company executive (Hallmark & subsidiaries)	℅ Hallmark Financial Services, Inc. 777 Main Street, Ste. 1000 Fort Worth, TX 76102